Exhibit 8.1

LEDGEWOOD, P.C.

1900 Market Street, Suite 750

Philadelphia, PA 19103

November 19, 2014

Resource Capital Corp.

One Crescent Drive, Suite 203

Navy Yard Corporate Center

Philadelphia, PA 19112

Ladies and Gentlemen:

We have acted as counsel to Resource Capital Corp. (the “Company”) in connection with its offer and sale from time to time of the Company’s 8.50% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), 8.25% Series B Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), and 8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock” and together with the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock”), as set forth in the Company’s prospectus supplement relating to the Preferred Stock dated November 19, 2014, including the disclosure contained in Exhibit 99.3 to the Annual Report Form 10-K for the year ended December 31, 2013, as amended, incorporated by reference into the prospectus supplement (collectively, the “Prospectus”). You have requested our opinion regarding certain U.S. federal income tax matters. Capitalized terms not otherwise defined herein shall have the meaning set forth in that certain At-the-Market Issuance Sales Agreement dated November 19, 2014 by and among the Company, Resource Capital Manager, Inc. and MLV & Co. LLC.

In connection with the opinions hereinafter expressed, we have examined each of the following documents: (i) the Prospectus; (ii) the Second Amended and Restated Management Agreement, effective June 14, 2012, as amended to the date hereof (the “Management Agreement”), among the Company, Resource Capital Manager, Inc. and Resource America, Inc.; (iii) the Articles of Incorporation of the Company, as amended to the date hereof; (iv) the organizational documents of the Subsidiaries; (v) the bylaws of the Company and the Subsidiaries; (vi) an officer’s certificate, dated as of the date hereof, provided to us by the Company (the “Certificate”); and (vii) other documents we have deemed necessary for purposes of rendering the opinions below.

In connection with the opinions rendered below, we have assumed generally that:

1. Each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been subsequently amended.

2. The Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a real estate investment trust (a “REIT”) for any taxable year.

3. No action will be taken by the Company or the Subsidiaries after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

For purposes of rendering the opinions stated below, we have also assumed the accuracy of the factual representations contained in the Certificate. We are not aware of any facts inconsistent with the statements in the Certificate. Where such factual representations contained in the Certificate involve the terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the Company’s representatives and are satisfied that such representatives understand the terms and are capable of making such factual representations.

In connection with the opinions rendered below, we also have relied upon the correctness of the representations contained in the Certificate.

Based on the documents and assumptions set forth above and the representations set forth in the Certificate, we are of the opinion that:

(a) Commencing with the Company’s taxable year ended December 31, 2005, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code, and the Company’s current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2014 and thereafter.

(b) The descriptions of the law and the legal conclusions contained in the General Disclosure Package and the Prospectus under the captions “Material Federal Income Tax Considerations” and “Supplemental Federal Income Tax Considerations” are correct in all material respects and the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Preferred Stock.

The opinions set forth above represent our conclusions based upon the documents, facts and representations referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations could affect the opinions referred to herein. We will not review on a continuing basis the Company’s nor any of its subsidiary’s compliance with the documents or assumptions set forth above. Accordingly, no assurance can be given that the actual results of the Company’s or any of its subsidiary’s operations for its 2014 and subsequent taxable years will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations, as we have deemed necessary for purposes of rendering this opinion, we have not undertaken an independent investigation of all of the facts referred to in this letter and the Certificate.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name as it appears under the caption “Legal Matters.” In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

The foregoing opinions do not foreclose the possibility of a contrary determination by the Service or by a court of competent jurisdiction, or of a contrary position being adopted by the Service or the Treasury Department in regulations or rulings issued in the future. The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter.

Very truly yours,

/s/ Ledgewood

Ledgewood
a professional corporation